Exhibit 99.1

Samsung joins ASML’s Customer Co-Investment Program for Innovation, completing the program

VELDHOVEN, the Netherlands, August 27, 2012 - ASML Holding NV announces today that Samsung Electronics has joined its Customer Co-Investment Program for Innovation and has committed to contribute EUR 276 million to ASML’s research and development of next generation lithography technologies over five years. This completes the program, as the target for aggregate R&D funding commitments of EUR 1.38 billion has now been met. Samsung has also committed to invest EUR 503 million in a 3 percent ASML equity stake under the same general terms as the other program participants.

Under the Co-Investment Program, which was announced on July 9, 2012, ASML will accelerate the development of key lithography technologies needed to extend Moore’s Law, notably Extreme Ultraviolet (EUV) lithography. These technologies will benefit the entire industry, and will enable smarter, more powerful, more energy-efficient and cheaper electronic devices for consumers.

With the full program target of research and development funding committed under the Customer Co-Investment Program, ASML no longer plans to solicit the participation of additional customers. As part of the program, Intel, TSMC and Samsung will each acquire ASML shares, equal to an aggregate 23 percent minority equity stake in ASML for EUR 3.85 billion in cash. The entire cash proceeds of the share issuance will be returned to ASML shareholders (not including participating customers) through a synthetic buy-back. The shares to be issued to Intel, TSMC and Samsung will be non-voting except in exceptional circumstances.

As announced on 9 July 2012, ASML can issue new shares equivalent to 9.99% of its issued share capital to Intel as per the authorizations granted at ASML’s 2012 Annual General Meeting of shareholders. The issuance of further shares in the Co-Investment Program to Intel, TSMC and Samsung, as well as the synthetic buyback, are subject to shareholder approval at the extraordinary meeting of shareholders scheduled for September 7, 2012.

Further information on the Co-Investment Program, including conditions of regulatory and shareholder approval, can be found on ASML’s website at www.asml.com/egm2012 and www.asml.com/press

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has almost 8,000 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, including expected sales trends, expected shipments of tools, productivity of our tools, purchase commitments, IC unit demand, financial results, expected gross margin and expenses, statements about our co-investment program including potential funding commitments in connection with that program and statements about our buy-back program. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with our co-investment program, including whether shareholder approval of the issuance of shares in excess of 10% of our share capital and the synthetic buyback at the EGM will be obtained, receipt of regulatory approvals, whether the research and development programs described in this release will be successful, ASML’s ability to hire additional workers as part of the R&D programs described in this release and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

* * *

The securities of ASML referred to in this press release have not been registered under the United States Securities Act of 1933 and may not be offered or sold absent registration or in a transaction exempt from or not subject to the registration requirements of that act.

Contacts

Media Relations Contacts:

Niclas Mika - Communications - +31 40 268 9670 - Veldhoven, the Netherlands

Akiko Ogasawara - Communications - +81 (80) 6756 5206 - Tokyo, Japan

Emily Leung - Communications - +852 (2162) 9037 - Hong Kong, China

Ryan Young - Communications - +1 480 383 4733 - Tempe, Arizona, USA

Investor Relations Contacts:

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands